UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form SD

Specialized Disclosure Report
NUANCE COMMUNICATIONS, INC.
(Exact Name of Registrant as Specified in Charter)

DELAWARE	001-36056	94-3156479
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1 Wayside Road Burlington, Massachusetts 01803
(Address of Principal Executive Offices)

Thomas L. Beaudoin	(781)565-5000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1- Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Nuance Communications, Inc. (the “Company”) has determined that tantalum, tin, tungsten and/or gold, collectively "Conflict Minerals," are necessary to the functionality or production of certain of the Company’s products.
The Company conducted a Reasonable Country of Origin Inquiry regarding Conflict Minerals utilized in its products. That Reasonable Country of Origin Inquiry was designed to determine whether those Conflict Minerals present in the Company’s products originated in the Democratic Republic of the Congo or an adjoining country or arose from recycled or scrap sources. That Reasonable Country of Origin Inquiry revealed that the Company’s Conflict Minerals did not likely arise from scrap or recycled sources but may have originated in the Democratic Republic of the Congo or an adjoining country, collectively "DRC."
The Company exercised due diligence regarding the source and chain of custody of its Conflict Minerals through utilization of a nationally recognized due diligence framework, as more particularly described in the Company’s Conflict Minerals Report filed as Exhibit 1.01 hereto. The Company, however, is unable, after exercising due diligence, to determine whether its products contain Conflict Minerals that directly or indirectly finance or benefit armed groups in the DRC. As such, the Company’s products produced in calendar year 2013 are DRC Conflict Undeterminable.
Item 1.02 Exhibit
A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is also publicly available at www.Nuance.com under “Corporate Governance”.

Section 2- Exhibits
Exhibit 1.01- Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

June 2, 2014                        NUANCE COMMUNICATIONS, INC.

By: ____________________________
Thomas L. Beaudoin,
Executive Vice President and Chief
Financial Officer

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